July 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Senior Attorney Gabriel Eckstein

Re:	API Technologies Corp. Registration Statement on Form S-3 Filed on May 20, 2011 Amendment No. 1 to Registration Statement on Form S-3 Filed May 24, 2011 File No. 333-174398

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to API Technologies Corp. (the “Company”) dated June 13, 2011, relating to the Company’s Registration Statement on Form S-3 (File No. 333-174398) filed with the Commission on May 20, 2011 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on May 24, 2011 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

1. Please provide us your analysis regarding whether you are eligible to conduct a primary offering on Form S-3 in reliance on General Instructions I.B.1 of that Form.

As of May 17, 2011, the Company had 49,142,342 shares of common stock outstanding (the “Common Stock”), of which, 22,193,315 are held by affiliates of the Company, including Vintage Albany Acquisition LLC, which holds 22,000,000 shares, and 26,949,027 were held by non-affiliates. The non-affiliates include Senator Sidecar Master Fund LP (“Senator”), which holds 4,960,000 of the Common Stock. The Company believes that there is a reasonable basis to conclude Senator is not an affiliate as discussed further below in response to comment number 2.

Securities and Exchange Commission

July 1, 2011

On May 17, 2011 (which is 3 days prior to the filing date of the Registration Statement), the average of the bid and asked price of our Common Stock reported on the OTC Bulletin Board was $7.73. In accordance with General Instruction I.B.1, the Company calculated the aggregate market value of the Common Stock held by non-affiliates to be $208,315,979, which is greater than the $75 million threshold provided in General Instruction I.B.1. Even if, contrary to the Company’s view, Senator were considered an affiliate, the aggregate market value of the 21,989,027 Common Stock held by non-affiliates would then be $169,975,178, still well in excess of the $75 million threshold.

Additionally, in accordance with General Instruction I.A., (1) the Company is organized under the laws of Delaware and has its principal business operations in the United States, (2) the Company has securities registered pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (3) the Company is subject to the requirements of the Exchange Act, (4) the Company has timely filed all material required to be filed under the Exchange Act during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, (5) the Registration Statement does not concern asset-backed securities, (6) neither the Company nor any of its subsidiaries has failed to pay any dividend or sinking fund installment on preferred stock, defaulted on any installment or installments on indebtedness or borrowed money or on any rental on one or more long-term leases, which default in the aggregate is material to the financial position of the Company and its subsidiaries, taken as a whole, (7) the Company is not a foreign issuer, and (8) the Company has filed with the Commission all required electronic filings.

Based on the above, we respectfully submit that the Company satisfies the requirements of Form S-3.

Selling Stockholders, page 19

2. Given the nature and size of the transaction being registered, please advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). When addressing the factors mentioned in Securities Act Rules Compliance and Disclosure Interpretation 612.09, please address the size of the offering relative to the number of your outstanding common shares held by non-affiliates before you initially issued the offered shares to the selling stockholders.

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future,

Securities and Exchange Commission

July 1, 2011

provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the Common Stock is being registered for resale or other disposition by the selling stockholders. Proceeds from the sale of any Common Stock are solely for the accounts of the selling stockholders. However, for the purposes of fully responding to Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which states that the question of whether an offering is really by or on behalf of the issuer is not merely a question of who receives the proceeds. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,

2.	the circumstances under which they received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

How long the selling shareholders have held the shares and the circumstances under which they received them:

Of the 18,131,770 Common Stock proposed to be registered pursuant to the Registration Statement, 17,030,103 Common Stock were sold in connection with our private placement which closed on March 18, 2011 (the “PIPE”), as described in the Current Report on Form 8-K filed by us with the SEC on March 21, 2011, 410,000 Common Stock were issued in consideration for certain transactional advisory services provided pursuant to an Advisory Agreement dated March 18, 2011, and 691,667 Common Stock were issued upon the conversion of certain secured, convertible promissory notes in the aggregate principal amount of $3,650,000, as described in the Current Report on Form 8-K filed by us with the SEC on June 29, 2009.

While the majority of the Common Stock being registered have been held for approximately 2 months before the Registration Statement was filed, we note that C&DI 116.19 provides that no minimum holding period is required where the Company has “completed a Section 4(2)-exempt sale of the securities” through a PIPE transaction and the investor is at market risk at the time of filing of the resale registration statement. The Selling Stockholders have borne the market risk of their investment from the

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July 1, 2011

date of the closing of the PIPE and will continue to bear that risk until effectiveness of the Registration Statement and even thereafter. Further, the Company’s current 3-month average daily trading volume is 15,872 shares (based on Yahoo Finance). Even assuming no other sales of the Common Stock by other third parties, it would still take the Selling Stockholders many months to effectuate a complete liquidation of their shares based on current volumes. Therefore, practically speaking, the actual amount of time the Selling Stockholders will hold the registered Common Stock may be significantly greater than 2 months.

Their relationship to the issuer:

The Company believes none of the Selling Stockholders is an affiliate of the Company. Other than Senator, no Selling Stockholder holds more than 5 percent of the outstanding stock of the Company. While Senator holds 10.09 percent of the Common Stock of the Company, all of which was acquired in connection with the PIPE, the Company believes there is a reasonable basis to conclude that Senator is not an affiliate of the Company, based on the fact that Senator does not exercise “control” over the Company as defined under Rule 405 of the Securities Act. As the Staff is aware, the determination of affiliate status is a facts and circumstances analysis and the Staff will not issue no-action letters regarding affiliate status. Although a rule of thumb has developed that a 10% stockholder is rebutably presumed to be an affiliate, the Company believes there are factors that weigh strongly against a determination of affiliate status. Senator has no representation on the Company’s board of directors or in the Company’s management. Senator’s ownership is only very minimally above 10 percent. Another of the Company’s stockholders, Vintage Capital (“Vintage”), owns approximately 45% of the outstanding Common Stock, significantly in excess of Senator’s position. Vintage’s position gives it the de facto ability to control matters submitted to a vote where a majority of the shares present are required (since the Company’s experience is that less than all shares typically are present at stockholder meetings) and near ability to control all matters that require a vote a majority of all outstanding shares. Accordingly, the Company believes that none of the Selling Stockholders is an affiliate of the Company.

Furthermore, the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of resales of the Common Stock, other than the Company’s obligation to register for resale the Common Stock covered by the Registration Statement.

The amount of shares involved:

As of May 17, 2011, the Company had 49,142,342 Common Stock outstanding of which, 26,949,027 were held by non-affiliates. The Registration Statement concerns 18,131,770 Common Stock, which constitutes approximately 36.9 percent of the Common Stock outstanding. Of the Common Stock being registered, 17,030,103 were sold in connection with the PIPE. As of March 17, 2011, immediately prior to the PIPE, the Company had 31,417,666 Common Stock outstanding, of which, 9,417,666 were held by non-affiliates.

The Company further notes that the amount of shares being registered is only one factor cited in C&DI 612.09 to be considered in evaluating whether an offering is being conducted on by or behalf of an

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issuer rather than by or on behalf of the selling stockholders. C&DI 216.14 and 612.12 provide that valid secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities.

It is the Company’s understanding that several years ago the Staff became increasingly concerned about public resales of convertible securities purchased in “toxic” transactions.1 In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. The subsequent downward pressure exerted on the issuer’s stock price upon announcement of the transaction would send the stock price into “death spirals” while simultaneously diluting the investments of non-participants. In some cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to minimize the impact of such transactions, the Company understands that the Staff more closely reviewed transactions in which an issuer sought to register more than one-third of its public float (the “Float Threshold”)2 because of concerns that such secondary offering might constitute a “disguised” primary offering for the purposes of Rule 415 but that the Staff has recently reconsidered the emphasis previously placed on the Float Threshold in instances where the resale of securities did not include the features of a toxic transaction. We note that the Common Stock being registered under the Registration Statement is owned outright by the Selling Stockholders. In addition, the share amounts purchased by the Selling Stockholders were fixed at the closing of the PIPE and not variable under any circumstances. Thus, the Common Stock sold pursuant to the PIPE does not possess any of the toxic features that have raised special concerns for the Staff.

To the extent Staff is concerned that the number of Common Stock included in the Registration Statement relative to the number of Common Stock held by non-affiliates prior to the PIPE may be indicative of an intended distribution, we would note several other factors that we believe allay such concerns. For example, the Selling Stockholders table on Page 19 of the Registration Statement includes 68 stockholders, almost all of whom own a relatively modest amount of Common Stock. To the Company’s knowledge, none of the Selling Stockholders has a history of short term investment. Further, there is no indication that any of the Selling Stockholders are acting in concert to effect a coordinated distribution of the Common Stock. Additionally, the Common Stock Purchase Agreement related to the PIPE included an explicit representation by the purchasers that they were purchasing Common Stock “solely for their own accounts and for investment purposes and not with a view for resale.” The purchasers further represented that they did not have an intention to sell nor an arrangement or intention to effect any distribution of the Common Stock purchased through the PIPE.

[1]	See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007 at the 29th Annual Conference on Securities Regulation and Business Law, Dallas, Texas (although not binding, the Company believes the speech is informative); and Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.
[2]	See Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007

Securities and Exchange Commission

July 1, 2011

Whether the sellers are in the business of underwriting securities:

The following Selling Stockholders purchased Common Stock through the PIPE and have indicated that they are affiliates of broker-dealers:

•	Horizon Credit Opportunities Master Fund, Ltd. (416,666 shares)

•	Cooper Family Trust (10,000 shares)

•	Provident Premier Master Fund Ltd. (250,000 shares)

•	Kelleher Family Trust Ltd. 1/18/07 (5,000 shares)

•	Riley Investment Partners, LP (67,000 shares)

The following Selling Stockholders purchased Common Stock through the PIPE and have indicated that they are broker-dealers:

•	Pyramid Trading Limited Partnership (166,667 shares)

•	Equitec Proprietary Markets, LLC (166,667 shares)

•	B. Riley & Co., LLC (100,000 shares)

The eight Selling Stockholders listed above hold a combined 1,182,000 Common Stock that are included in the Registration Statement. All the Selling Stockholders listed above have represented that they purchased the Company’s Common Stock in the ordinary course of business solely for their own accounts and for investment purposes and had no agreements or understandings, directly or indirectly, with any person to distribute the Common Stock. Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Further, based on the Company’s trading volume, as described above, it is clear that the Selling Stockholders will carry market risk with respect to the Common Stock acquired pursuant to the PIPE for a significant amount of time, which is not consistent with the standard practice of underwriters.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution,” rather special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the Common Stock covered by the Registration Statement were registered.

Based on the above, the Company respectfully submits that the Selling Stockholders did not acquire the Common Stock with a view for distribution and, accordingly, are not underwriters.

Securities and Exchange Commission

July 1, 2011

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

We respectfully submit that none of the Selling Stockholders is acting as a conduit for the Company. As described above, none of the Selling Stockholders is an affiliate of the Company. Further, none of the Selling Stockholders is an underwriter and each has represented that they purchased their Common Stock for their own accounts and investment purposes, not for the purposes of distribution. The Company will not receive any proceeds resulting from the sale of the Common Stock being registered.

For all the foregoing reasons, we respectfully submit that the totality of the facts and circumstances compel the conclusion that this registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

July 1, 2011

Please direct your questions or comments regarding the Company’s responses to me at (814) 474-4312. Thank you for your assistance.

Sincerely,

API TECHNOLOGIES CORP.

/s/ John P. Freeman
John P. Freeman
Chief Financial Officer

Enclosures

cc (w/o encl.):	Bradley L. Finkelstein
Wilson Sonsini Goodrich & Rosati